9 May 2008

BY EDGAR

Mr Donald Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Abbey National plc (“Abbey National”) Form 20-F for the fiscal year ended 31 December 2006 File No. 001-14928

Dear Mr Walker:

By letter dated 10 April 2008, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Abbey National’s annual report on Form 20-F for the fiscal year ended 31 December 2006, as filed with the SEC on 15 March 2007 (“2006 Form 20-F”). In response to your comments and on behalf of Abbey National, we have provided responses to those comments and supplementary information as indicated below, including certain proposed revised disclosures for inclusion in Abbey National’s 2008 Form 20-F (the 2007 Form 20-F was filed on 4 March 2008). The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Mr Donald Walker, p.2

Consolidated Financial Statements

Accounting Policies

Critical accounting policies and areas of significant management judgment

(b) Valuation of financial instruments, page 84

1.

We note your response to our prior comment 2. Please consider revising future filings to disclose in more detail your valuation methodologies and valuation assumptions used for each class of financial assets and financial liabilities as addressed by paragraph 27 of IFRS 7. You should consider disclosing, at a minimum, information included in your parent company’s valuation of financial instruments footnote disclosure.

Response:

Abbey National understands that the Staff is discussing Abbey National’s parent company’s valuation of financial instruments footnote disclosure with its parent company. Abbey National proposes to enhance its disclosures in future filings to conform to its parent company’s revised valuation of financial instruments footnote disclosure once that disclosure has been agreed between the Staff and Abbey National’s parent.

Note 18. Loans and Advances to Customers, page 100

2.

We note your response to our prior comment 3. Please revise future filings to disclose the information required by paragraph 16 of IFRS 7 for each period for which an income statement is presented as required by Item 7(d) of Rule 9-03 of Regulation S-X.

Response:

In future filings, Abbey National proposes to enhance its disclosures to include the information required by paragraph 16 of IFRS 7, for all reporting periods presented.

3.

We note your response to our prior comment 4. Please consider revising future filings to disclose your accounting policy for loan loss recoveries either here or in your Accounting Policies footnote. In addition, please consider providing a reconciliation between the provision amount recorded to the allowance for loan losses and the provision amount as shown on the face of the income statement in the line “impairment losses on loans and advances.” Your revised disclosures could be similar to those of your parent company.

Response:

Abbey National proposes to revise future filings to disclose its accounting policy for loan loss recoveries within “Impairment of financial assets” in its Accounting Policies footnote on pages 78 and 79 of the 2006 Form 20-F as follows:

Mr Donald Walker, p.3

Recoveries of loan losses are not included in the loan loss allowance, but are taken to income and offset against charges for loan losses. Loan loss recoveries are classified in the income statement as “Impairment losses/(recoveries) on loans and advances”.

Abbey National respectfully advises the Staff that a reconciliation between the provision amount recorded to the allowance for loan losses and the provision amount as shown on the face of the income statement in the line “impairment losses on loans and advances” is already provided in Notes 9 and 18. The provision amount recorded to the allowance for loan losses is disclosed in Note 18 on page 100 of the 2006 Form 20-F, analysed by type of loan, separately identifying the amount charged/(released) to the income statement and the amount written off. The provision amount as shown on the face of the income statement in the line “impairment losses on loans and advances” is analysed in Note 9 on page 93 of the 2006 Form 20-F. This note separately identifies the amount charged/(released) to the income statement (as disclosed in Note 18 on page 100 of the 2006 Form 20-F) and the amount of recoveries. However, in future filings, Abbey National proposes to enhance its disclosures in the table in Note 18 to disclose separately the charge for items individually assessed and items collectively assessed, for each period presented, as follows:

Movement in loan loss allowances:

	Loans secured on residential property £m	Corporate loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
As at 1 January 2006	56	-	3	123	212	394
Charge/(release) to the income statement:	60	-	-	(22)	348	386
Of which:
- Individually assessed	xx	-	-	xx	xx	xx
- Collectively assessed	xx	-	-	xx	xx	xx
Write offs	(11)	-	(2)	(25)	(206)	(244)
At 31 December 2006	105	-	1	76	354	536

* * * *

Should you have any questions about the responses contained herein, please contact Pierre-Marie Boury at +44-20-7614-2380 or David Green at +44-20-7756-4264.

Very truly yours,

/s/ Pierre-Marie Boury

Pierre-Marie Boury

Cc:

Mr Nathan Bostock, Abbey National plc

Mr Antonio Lorenzo, Abbey National plc

Mr David Green, Abbey National plc

Mr Julian Curtis, Abbey National plc

Ms Caroline Britton, Deloitte & Touche LLP